FitchRatings

2021 Form NRSRO
Exhibit 4

Corporate Organizational Structure



HEARST RATINGS II, INC. (Delaware)
FITCH GROUP, INC. (Delaware)
FITCH SOLUTIONS, INC. (Delaware)
FITCH RATINGS, INC. (Delaware)
FITCH LEARNING, INC. (Delaware)

Corporate Structure


Paul Taylor
President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Ian Linnell
President
Fitch Ratings
Eileen Fahey
Chief Risk Officer
Fitch Group
Charles Brown
General Counsel
Jon Ewing
Chief Marketing Officer
Andy Jackson
Global Head of HR
Ted Niedermayer
COO/CFO
Rob Harpel
Chief Technology Officer
Karen Skinner
Chief Operating Officer
Olivier Delfour
Global Core Ops
SF and PF
Julian Dennison
Global Publishing
Peter Fiore
Product & Data
Susan Launi
Regulatory Affairs, Policies
and Procedures
Seth Lieberman
Business Analytics
Jeff Simon
Global Core Ops
Corporates and FI
Kevin Duignan
Global Analytical Head
Marjan van der Weijden
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Richard Hunter
Global Group Head
Corporate Finance
James McCormack
Global Group Head
Sovereigns
Laura Porter
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Rui Pereira
Global Group Head
Structured Finance
Covered Bonds
Mark Oline
Global Head of
Business & Relationship Mgmt
Ann Flynn
Global Head Public Finance &
Global Infrastructure Group
J. Douglas Murray
Global Head
Structured Finance
Aymeric Poizot
Global Head
Investor Relations
Jose Santos
Global Head
Financial Institutions
Dmitri Surkov
Global Head
Revenue Management
Jill Zelter
Global Head
Corporates
Carlos Fiorillo
Regional Head
Latin America
Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific
Darryl Osojnak
Head of Policy & Operations
BRM
Andrew Steel
Global Group Head
ESG
Peter Archbold
Senior Director
Gianluca Spinetti
Senior Director
Mervyn Tang
Senior Director
Justin Sloggett
Director
Matthew Ginsburg
Chairman of APAC
Ian Rathie
Chief Information Security Officer
Fitch Ratings
Jeremy Carter
Chief Credit Officer
Regional and Group Credit Officers
Evaluating Committee Robustness
Fitch Wire
Bruce Legorburu
Chief Compliance Officer
Heather Merrigan
Designated Compliance Officer and
Head of Compliance - Americas
Regulatory Compliance
Personal Conflict Monitoring
Compliance Infrastructure
Compliance Testing & Monitoring*
Peter Patrino
Chief Criteria Officer
Gautam Mitra
Head of Internal Audit
Member of the Fitch Ratings
Executive Committee

*Reports into Stuart Jennings, Head of Compliance - EMEA.

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC. (Delaware)
FITCH RATINGS CANADA, INC.* (Canada)
FITCH RATINGS LTD (England and Wales)
FITCH RATINGS LANKA LIMITED* (Sri Lanka)
FITCH CENTROAMERICA, S.A.* (Panama)
FITCH RATINGS COLOMBIA, S.A. SOCIEDAD CALIFICADORA DE VALORES* (Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED+ (England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)
FITCH CENTROAMERICA, S.A.* (Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS* (Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+ (Singapore)
IRR ADVISORY SERVICES PRIVATE LIMITED+ (India)
FITCH SOLUTIONS DEUTSCHLAND GMBH+ (Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings

2021 Form NRSRO
Exhibit 4

Fitch Ratings Ltd Organizational Structure


FITCH RATINGS LTD (England and Wales)
FITCH RATINGS CIS LTD++ (England and Wales)
FITCH RATINGS IRELAND LIMITED (Ireland)
FITCH RATINGS SINGAPORE PTE LTD* (Philippines)
INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
FITCH INDIA SERVICES PRIVATE LIMITED* (India)
FITCH RATINGS (BEIJING) LIMITED (China)
FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
INTER ARAB RATING COMPANY E.C.* (Bahrain)
FITCH NORTH AFRICA SA*^ (Tunisia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD*# (Korea)
E-CREDIBLE NETWORKS CO., LTD*# (Korea)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH MEXICO, S.A. DE C.V. (Mexico)
FITCH RATINGS BRASIL LTDA. (Brazil)
FITCH HOLDING S.A.* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*# (Chile)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^ (Argentina)
FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*# (Uruguay)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Ltd is incorporated in England and does business in Russia and the CIS through its sole branch.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.